EXHIBIT 3.245
CERTIFICATE OF FORMATION
OF
CSRA HOLDINGS, LLC
Under Section 18-201 of the
Delaware Limited Liability Company Act
FIRST: The name of the limited liability company is CSRA Holdings, LLC (the “Company”).
SECOND: The address of the registered office of the Company in the State of Delaware is 271l Centerville Road, Suite 40D, Wilmington, Delaware 19808, County of New Castle.
THIRD: The name and address of the registered agent for service process on the Company in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, County of New Castle.
IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of June 22, 2006
By: /s/ Rebecca Hurley
Name: Rebecca Hurley
Title: Authorized Person
State of Delaware
Secretary of State
Division of Corporations
Delivered 03:05 PM 06/22/2006
FILED 03:05 PM 06/22/2006
SRV 060603494 — 4180039 FILE